Mail Stop 3561

September 1, 2006

Gary P. Schmidt, Esq.
Senior Vice President, General Counsel and Secretary
New Sally Holdings, Inc.
2525 Armitage Avenue
Melrose Park, Illinois 60160

> **Re:** **New Sally Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 2, 2006**
> **File No. 333-136259**
>
> **New Aristotle Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed August 3, 2006**
> **File No. 001-32970**

Dear Mr. Schmidt:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Please describe any material changes in Alberto-Culver's affairs that have occurred since the end of the latest fiscal year and that have not been described in a report on Form 10-Q or Form 8-K.

2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Front Cover Page of the Proxy Statement/Prospectus

3. We remind you that the letter to shareholders also serves as the cover page of the prospectus, and we note that cover page is dense and difficult to read. Please consider making the following revisions:

   - Please consider revising or eliminating the "Alberto Culver" logo that appears at the top of the cover page because the logo does not appear to constitute required cover page disclosure.

   - Please consider moving the red herring language so that it appears vertically along the left-hand margin of the cover page.

   - Please consider eliminating the redundant disclosure regarding board approval and the shares and special dividend that Alberto-Culver's stockholders will receive.

   - Please consider removing disclosure that is not key information about the transactions including the statement that you believe the separation and related transactions will deliver important benefits to stockholders, customers and suppliers.

4. Please disclose recent stock price information for Alberto-Culver common stock. See Item 501 of Regulation S-K.

5. Please identify the persons making the solicitation. Refer to Item 18(a)(4) of Form S-4.

Summary, page 1

6. Please limit your summary disclosure to brief discussions of only the most material aspects of the proposed separation and related transactions. Some of your disclosure appears to contain excessive detail, which should be reserved for the body of the prospectus. For example, you should provide only a brief description of the separation and related transactions. See Item 3(c) to Form S-4. Please also consider whether other subsections or elements of a discussion within a subsection are necessary for the summary. Appropriate revisions should enable you to significantly reduce the length of the summary. Please further consider whether discussion about the mechanics of the separation and related transactions are necessary for the summary. Discussion about the significance of the transactions is generally more useful to shareholders than technical aspects of how the transactions will occur. Please revise accordingly.

7. Please avoid the use of defined terms in the forepart of your document. In addition, your use of the terms "Investor," "Fund," and "CD&R" to describe affiliates of Clayton Dubilier & Rice is confusing; consider using an abbreviated term, Clayton Dubilier, throughout the document.

8. In an appropriate section, please briefly describe the reasons of each of Alberto Culver, Sally Beauty, Clayton Dubilier and the Lavin Family stockholders for engaging in the transactions.

Under the Transaction Agreements…, page 7

9. Please estimate the additional amounts to be retained by or paid to New Sally and Sally Holdings and describe the purpose of the transaction fee of $30 million to CD&R. Similarly, please quantify or estimate the fees and expenses beginning at the bottom of page 122.

Alberto-Culver Executive Officers and Directors and Certain Alberto-Culver…, page 17

10. Please revise to also describe the interests of Clayton Dubilier and the Lavin Family stockholder group and affiliates. Please similarly revise the disclosure on page 89.

Completion of the Transaction Is Subject to Antitrust Approvals, page 18

    11. If applicable, please describe any other regulatory approvals that must be obtained in connection with the transactions and the status of any approvals being sought. Refer to Item 14(b)(5) of Schedule 14A.

Risk Factors, page 33

    12. Your introductory paragraph implies that there may additional risks not discussed in this section. Please note that all material risk factors must be disclosed in the proxy statement/ prospectus. Please revise the introductory paragraph of this section to eliminate the implication that you have not discussed all material risks, and revise as necessary to include a discussion of all material risks in your Risk Factors section.

    13. Some of your risk factors appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete the following risk factors:

- Neither New Sally nor New Alberto-Culver may realize the anticipated benefits…, page 34;

- Price increases in raw materials could harm New Alberto Culver's profit margins…, page 44;

    Please revise throughout this section accordingly, including similar risk factors relating to New Sally that appear on pages 46-55.

    14. Some of your risk factors are vague and describe multiple risks that should be identified under separate risk factor subheadings, if considered material. Please revise as appropriate. We note the following:

- If the New Alberto-Culver share distribution does not constitute a tax-free distribution…, page 36;

- New Alberto-Culver's ability to conduct business in or import products…, page 45;

- New Sally may not be able to successfully identify, make, manage or integrate future acquisitions…, page 50;

15. Please include risk factors that discuss the following:

- The fact that the $16.5 million fee payable to the financial advisor is contingent on the consummation of the merger and separation.

- The limitation that the fairness opinion addresses only the fairness of the $575 million to be paid by Clayton Dubilier for the 47.5% interest in New Sally, and that the fairness opinion does not address the fairness of the consideration to be received by existing Alberto-Culver's stockholders.

- The termination fee of $60 million and the risk to the stock price of Alberto-Culver if the merger and separation are not completed.

Risks Relating to New Alberto-Culver, page 42

16. We note that in the Form 425 filed by Alberto-Culver on June 20, 2006, you state that Sally/BSG represented two-thirds of Alberto-Culver's profits. Please consider adding a risk that addresses the potential future loss in profits to New Alberto-Culver.

If New Sally is unable to profitably open and operate new stores…, page 51

17. To the extent possible, please quantify the costs to open each new store so investors can assess the magnitude of the risk.

If New Sally is unable to protect its intellectual property rights…, page 51

18. Please specifically identify the material intellectual property rights you seek to protect.

The financing arrangements that New Sally expects to enter into…, page 52

19. We note the risk factor appearing at the bottom of page 52 indicating that the agreements governing the indebtedness in connection with the transactions will limit New Sally's ability to incur additional indebtedness. We also note disclosure in the risk factor appearing at the bottom of page 53 stating that New Sally may be able to incur substantial additional indebtedness. Please reconcile this discrepancy and revise your disclosure as appropriate.

Background of the Transactions, page 69

20. Please expand the background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting among representatives of Alberto-Culver, Clayton Dubilier, and the Lavin Family stockholders. Please also revise so that it is clear how the final structure and material terms were reached for each of the investment, separation, employee matters, tax allocation, support and stockholder agreements.

21. We note that in the days following the termination of the Regis transaction, Alberto-Culver received a number of unsolicited inquiries. Please disclose whether Alberto-Culver or Goldman Sachs solicited other bidders before entering into the investment agreement with Clayton Dubilier. If not, then describe the reasons for not soliciting other bids. Please also disclose Clayton Dubilier's reasons for contacting Alberto-Culver on April 6, 2006 about a spin-off.

22. We note that on May 17, 2006 the independent directors discussed the level of severance benefits to be offered in exchange for acknowledgement that the proposed transaction would not constitute a change of control under the severance agreements. Please discuss whether the resulting payments to management will be less than the amounts that they would have received if the change of control provisions had been triggered and management's reasons for agreeing to a lesser amount, if applicable.

Alberto Culver's Reasons for the Transactions, page 76

23. We note the factors considered by the Alberto-Culver board of directors in recommending the investment agreement and related transactions. Please revise this section to discuss in more specific detail how each factor impacted your decision to recommend the transaction. For example, we note disclosure on page 77 indicating that the Sally/BSG distribution business of New Sally and the consumer products business of New Alberto-Culver have distinct operating, business and financial characteristics that require different management approaches. Please describe these characteristics in greater detail. We also note that the board considered strategic alternatives to the transactions. Please identify all strategic alternatives you considered and explain why the board of directors chose to pursue the current transactions.

Opinion of Alberto Culver's Financial Advisor, page 82

24. Please provide us with copies of any materials prepared by Goldman Sachs in connection with its fairness opinion, including draft opinions, reports or appraisals provided to Alberto-Culver's board of directors and any summaries of presentations made to the board of directors, such as the financial, economic and market data and discount studies. To the extent the materials listed above differ from the opinions, reports or appraisals delivered to the board of directors, please describe them in your disclosure. In addition, any non-public information used by Goldman Sachs in formulating its fairness opinion should be summarized in the filing.

25. As currently drafted, the discussion of the financial advisor's opinion does not provide a meaningful summary of each of the analyses performed. Please revise each of the summaries so that they are presented in clear, understandable language. Avoid unnecessary financial terms that make the disclosure difficult to understand. Rather, please explain in clear, concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to shareholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chose for analysis.

26. Please describe how the values at the top of page 84 were derived.

Selected Companies Analysis, page 84

27. Please provide the data to which you refer for each comparable company in this analysis summary, including the comparable data for Alberto-Culver, and show how that information resulted in the values already disclosed. Please also describe why particular multiples or measures were used. In addition, please discuss how the selected companies had similar operations to Alberto-Culver. Please apply this comment to the data underlying the disclosure in the analysis of comparable transactions on page 85.

Discounted Cash Flow Analysis, page 86

28. Please summarize the projections used and include the terminal values and enterprise values that resulted. Please also discuss why particular multiples, discount rates and growth rates were selected. Please apply this comment to the data underlying the disclosure in the leveraged buyout analysis on page 86.

Material U.S. Federal Income Tax Consequences…, page 98

29. Please revise your statements that the opinion "will be based…," so that the opinion speaks as of the effective date of the registration statement. Further, please revise to clarify which statements in this discussion are the opinions of tax counsel. We may have further comment to this section after reviewing your tax opinion.

The Holding Company Merger, page 98

30. Please revise to clarify whether tax counsel is opining that the holding company merger will constitute a <u>tax-free</u> reorganization, as indicated in the risk factor heading on page 8. Further, we note that in the first full sentence on page 99, you state: "…the Sally Holdings distribution will be disregarded for U.S federal income tax purposes." Please clarify whether this means that the distribution will be tax-free and whether this is tax counsel's opinion.

The Investment Agreement, page 106

31. We note the statements that the representations and warranties in the investment agreement were made only for the purpose of the investment agreement and solely for the benefit of the parties to the investment agreement and that investors should not rely upon the descriptions of representations and warranties in the investment agreement. Please delete these statements as investors are also permitted to rely upon the representations and warranties. We also note the disclosure that "the representations and warranties…may or may not be accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus-information statement…." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required.

Description of New Alberto-Culver, page 145

Competition, page 146

32. Please explain in greater detail how Alberto-Culver competes on the basis of innovation, product quality and price, as others in your industry would likely compete on the same basis. See Item 101(c)(1)(x) of Regulation S-K.

33. Please discuss the material effects that compliance with the regulations you refer to has upon your capital expenditures, earnings and competitive position. See Item 101(c)(1)(xii) of Regulation S-K.

Management's Discussion and Analysis of Alberto –Culver

Overview Three and Six Months Ended March 31, 2006 and 2005

Non-GAAP Financial Measures, page 150

34. In addition to the inclusion of the language agreed to in a correspondence from you dated February 24, 2006, we note, for the interim period ending March 31, 2006 and 2005, your exclusion from earnings of stock option expense recorded in accordance with SFAS No. 123(R) and disclosure of "organic sales" excluding the effects of foreign exchange rates. Revise your filing to eliminate non-GAAP performance measures that eliminate items that are reasonably likely to occur within two years. See Item 10(e)(1)(ii)(B) of Regulation S-K.

Years Ended September 30, 2005, 2004 and 2003

Non-GAAP Financial Measures, page 153

35. The inclusion of your fiscal year end September 30, 2005, 2004 and 2003 financials is considered a re-issuance of your Form 10-K. Please include the additional non-GAAP language agreed to in your correspondence dated February 24, 2006.

Liquidity and Capital Resources, page 163

36. Please discuss your off-balance sheet arrangements in a separately captioned section. Please also discuss the nature and business purpose of the letters of credit and the various related insurance programs. See Item 303(a)(4) of Regulation S-K.

Pro Forma Financial Statements for Alberto – Culver

Pro Forma Statement of Earnings for the Six Months Ended March 31, 2006, page 172

37. Net earnings before taxes and earnings from continuing operations for the column Historical Sally Holdings is not consistent with the Historical Sally Holdings column of the pro forma Statement of Earnings on page 238, the Sally Holdings Statement of Earnings presented on page F-64, or the Note five, Segments of the Sally Holdings interim financials page F-70. Please explain any reclassifications

you made in the accompanying notes to the pro formas or revise.

38. With respect to footnote 4 here as well as in all of the pro forma statement of operations included in your filing, it is not clear why this adjustment is appropriate. It appears that the charge is related to employee compensation. It does not appear that you will discontinue the practice of issuing stock options to employees and it also appears that you may incur an additional charge as a result of the acceleration of the vesting of the underlying options. In that regard, please tell us if you anticipate recording a charge upon the acceleration of the vesting of the associated options. If so, tell us what the charge will be and tell us why you have not included this charge as part of your pro forma adjustments or disclosed the charge in a note to your pro forma financial statements.

Pro Forma Statement of Earnings for the Year Ended September 30, 2005, page 174

39. Net earnings before taxes and earnings from continuing operations for the column Historical Sally Holdings is not consistent with the Historical Sally Holdings column of the Pro Forma Statement of Earnings page 240, the Sally Holdings Statement of Earnings presented on page F-40 or Note 13, Segments, page F-59. Please explain any reclassifications you made in the accompanying notes to the pro formas or revise.

Management of New Alberto-Culver, page 176

40. We note that you state that some positions were held for longer than the past five years. Please revise each biography to specify the dates of employment since this will provide investors with information about the depth of experience that each member of management has in each position. See Item 401(e) of Regulation S-K. Please similarly revise the New Sally management biographies.

Ownership of Common Stock of New Alberto-Culver, page 193

41. Please identify the natural person(s) with investment or voting power over the shares owned by Nueberger Berman, LLC.

Description of New Alberto-Culver Capital Stock, page 195

42. The statement that all shares of New-Alberto common stock distributed in the New Alberto-Culver share distribution will be validly issued, fully paid and non-assessable appears to be a legal opinion that you are not qualified to make. Please either delete this statement or identify the counsel on whose opinion you are relying. Revise the similar disclosure regarding New Sally common stock that appears on page 255.

Description of New Sally, page 202

43. We note the primary competitive factors in the beauty products distribution industry are the price at which Sally Holdings purchase products from manufacturers and the retail price, quality, perceived value, consumer brand name recognition, packaging and mix of products and customer service. Please explain in greater detail how you are differentiated from competitors based on these competitive factors. See Item 101(c)(1)(x) of Regulation S-K.

44. Please identify any major customers or suppliers. In addition, please include the information required by Item 101(d) of Regulation S-K. Please include similar information for New Alberto Culver.

Growth Strategy, page 204

45. We note that you intend to continue expanding both Sally Beauty Supply and BSG into new markets, domestic and international. Please identify the new geographic markets you contemplate entering into.

Management's Discussion and Analysis of New Sally

Contractual Obligation, page 230

46. Please discuss your off-balance sheet arrangements in a separately captioned section. To the extent necessary, discuss information necessary for the reader to obtain an understanding of such arrangements. See Item 303(a)(4) of Regulation S-K.

Pro Forma Financial Statements for New Sally

Introductory Headnote , page 234

47. We note your disclosure in the last sentence of paragraph four on page 234 that you decided not to reflect the additional expenses New Sally expects to incur as a result of operating as a stand-alone company. If this is correct, please explain why you decided not to include these costs. To the extent these costs are factually supportable, please include these additional costs in the pro forma statements and provide any disclosure necessary in the accompanying notes.

Pro Forma Statements of Earnings for the Six Months Ended March 31, 2006, page 238

48. We note your inclusion of the effect on income of a 1/8% variance in interest rates. Please explain to us how you concluded a rate of 8.59% was reasonable based on current rates and the terms provided for in your commitment letter. Revise the disclosure in the note to more fully explain how you calculated the weighted average interest rate.

49. We have read your disclosure in note (3) to the pro forma statement of operations. Given that your audited financial statements disclose that the use of the sales based service fee to approximate corporate costs related to Sally Holdings is reasonable, tell us why you believe that it is appropriate in the pro forma financial statements to reallocate these costs back to Alberto Culver. Tell us what these costs included and why no benefit accrued to New Sally and why New Sally can expect to avoid such services in the future.

50. We have read your disclosure in note (3) to the pro forma statement of operations. The last sentence of the note states that the $5.6 million of allocated corporate expense is a reasonable estimate of additional costs that New Sally may incur as a stand alone public entity. Given that these charges are, in part, allocated based upon specific identification, tell us why you believe that these charges should be characterized as similar to additional costs related to being a stand alone public company.

Management of New Sally, page 242

51. We note that the management will change as of the closing date, so that the signatories of the registration statement are not the same as the persons you identify here as members of New Sally management. Please file consents for the director nominees as exhibits to the next amendment, or advise us. Refer to Rule 438 of Regulation C.

Related Party Transactions of New Sally, page 248

52. Please revise to briefly describe the transactions with Clayton Dubilier and the Lavin Family stockholders.

Interim Financials March 31, 2006, and 2005 – Alberto Culver

Note 1. Description of Business and Basis of Presentation, page F-29

53. During the second quarter of fiscal 2006, you determined certain warehousing and distribution costs previously classified in the income statement as components of

advertising, marketing, selling and administrative expenses should be classified as cost of products sold. Please reflect this reclassification resulting from a change in policy in all periods presented, including your September 30, 2005, 2004 and 2003 financials.

Sally Holdings – Financials Years Ended September 2005, 2004, page F-38

Independent Auditors' Report, page F-38

54. In the scope paragraph we notice your auditor's reference to U.S. generally accepted auditing standards (U.S. GAAS). Public Company Accounting Oversight Board, Auditing Standard No. 1, effective May 24, 2004, requires references to U.S. GAAS to be replaced with standards of the U.S. PCAOB.

Consolidated Balance Sheets, page F-39

55. Please tell us and disclose the reasons 2005 total assets, as presented on the face of the balance sheet, and in Note 13 Business Segments and Geographic Information, page F-59, is inconsistent with the historical amounts presented in the Alberto Culver segment Note 7 on page F-18, identifiable assets for the Sally Beauty Supply and Beauty Systems Groups.

Consolidated Statement of Earnings, page F-40

56. Please include underscoring for subtotals and totals. See Item 4-01(c) of Regulation S-X.

Consolidated Statement of Cash Flows, page F-41

57. Please present your purchases and sales of Auction Rate Securities gross. Please also consider our comment, as applicable, to your interim financial statements. See SFAS 95 paragraph 18.

Vendor Allowances, page F-47

58. Please tell us how much you received from vendors for cooperative advertising that was offset against an expense account. If the amount is material, revise your note to disclose the amount.

Lease Commitments, page F-54

59. Please disclose contingent rental expense for each period. See paragraph 16(c) of SFAS 13.

Part II. Information Not Required in the Prospectus, page II-1

Item 22. Undertakings, page II-4

60. Please revise to omit the undertakings in Item 512(b) of Regulation S-K since New Sally is not permitted to forward incorporate by reference. In addition, please revise to include the undertakings in Item 512(a) of Regulation S-K.

Item 21. Exhibits and Financial Statement Schedules, page II-1

61. Please include as exhibits the equity commitment letter from the fund and the Merrill Lynch Capital Corporation debt financing commitment letter. See Item 601 of Regulation S-K.

62. Please include Schedule II, Valuation and Qualifying Accounts, for both Alberto Culver and Sally Holdings, as required by Regulation S-X 05-04(c).

63. Please provide us with a list briefly identifying the contents of all of your omitted schedules or similar supplements to your transactions.

Exhibit 99.11. Opinion of Goldman Sachs

64. We note that the second and third paragraphs contain disclaimers that imply that stockholders may not rely on the fairness opinion. Because it is inconsistent with the disclosures relating to the opinion, please delete the limitation. Alternatively, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law (e.g., the inclusion of an express disclaimer in financial advisor's engagement letter with Alberto-Culver). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under federal securities laws.

Form 10

    65. Please revise the disclosure in the Form 10 to reflect your responses to comments we have raised on the Form S-4, as applicable.

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As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Peggy Kim, Senior Attorney-Advisor, at (202) 551-3411 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Scott Williams, Esq.
        Sidley Austin LLP
        Fax: (312) 853-7036